1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

December 20, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Schwab Annuity Portfolios Post-Effective Amendment No. 29 to Registration Statement on Form N-1A (File Nos. 033-74534 and 811-08314)

Ladies and Gentlemen:

Our client, Schwab Annuity Portfolios (the “Trust”), has enclosed, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment (“PEA”) No. 29 to the Trust’s Registration Statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”) under the 1933 Act and Amendment No. 30 to the Registration Statement under the Investment Company Act of 1940, as amended. This filing is made for the purpose of adding three additional series of the Trust.

Please contact Stephen T. Cohen at (202) 261-3304 with any questions or comments.

Sincerely,

/s/ Douglas P. Dick

Douglas P. Dick

16886424.2.BUSINESS

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